February 9, 2016

VIA EDGAR TRANSMISSION

Deborah O'Neal-Johnson

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re: Nile Capital Investment Trust, File Nos. 333-164528 and 811-22384

Dear Ms. O'Neal-Johnson:

On December 11, 2015, the Registrant, on behalf of its series, the Nile Africa, Frontier and Emerging Fund (formerly the Nile Pan Africa Fund) (the “Fund”), filed a registration statement under the Securities Act of 1933 on Form N-1A (the “Amendment”). In a telephone conversation on February 1, 2016, you provided comments to the Amendment. Please find below a summary of your comments and the Registrant's responses, which the Registrant has authorized Thompson Hine LLP to make on behalf of the Registrant.

General Comments:

Comment 1.  Please provide a cover letter with future filings indicating the appropriate contact and include a redlined document to the previous filing.

Response.  Registrant will provide the requested documentation with all future filings.

Prospectus:

Comment 2.  Please include the acquired fund fee and expenses (“AFFE”) line in the fee table if AFFE is expected to be greater than 0.01%.

Response. The Registrant does not expect that AFFE will be greater than 0.01% for the Fund and has thus not included the AFFE line in the fee table.  The Registrant confirms that it will include the AFFE line in the fee table in the future if such expenses are expected to be greater than 0.01%.

Comment 3. Please provide the completed performance tables in the correspondence prior to filing the 485b for the Fund.

Response. The Registrant has provided the completed performance tables below:

Performance Bar Chart For Calendar Years Ended December 31

	Quarter Ended	Return
Best Quarter:	3/31/2012	20.52%
Worst Quarter:	9/30/2011	-20.09%

Performance Table

Average Annual Total Returns

(For periods ended December 31, 2015)

	One Year	Five Years	Since Inception(1)	Since Inception(2)
Return before taxes – Class A Shares	-24.91%	-2.61%	1.37%	N/A
Return after taxes on distributions	-24.92%	-3.06%	0.95%	N/A
Return after taxes on distributions and sale of Fund shares	-14.09%	-2.01%	1.01%	N/A
Return before taxes – Class C Shares	-20.95%	-2.20%	1.64%	N/A
Return before taxes – Institutional Class Shares	-20.18%	-1.24%	N/A	-0.29%
MSCI Frontier Markets Index Net TR(3)	-14.46%	0.36%	2.21%	0.97%

(1)

The inception date of the Fund’s Class A and C shares is April 28, 2010.

(2)

The inception date for the Fund’s Institutional Class shares is November 3, 2010.

(3)

The MSCI Frontier Markets Index is free float-adjusted market capitalization index that is designed to measure equity market performance of frontier markets.  The MSCI Frontier Markets consists of the following 26 frontier market country indices: Argentina, Bahrain, Bangladesh, Croatia, Estonia, Jordan, Kenya, Kuwait, Lebanon, Lithuania, Kazakhstan, Mauritius, Nigeria, Oman, Pakistan, Qatar, Romania, Serbia, Slovenia, Sri Lanka, Tunisia, Trinidad & Tobago, Ukraine, United Arab Emirates and Vietnam.

Investors cannot invest directly in an index or benchmark.  The index does not reflect fees, taxes or expenses.

After-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on an investor’s tax situation and may differ from those shown, and after-tax returns shown are not relevant to investors who hold their Fund shares through tax-deferred arrangements, such as 401(k) plans or individual retirement accounts After-tax returns are shown only for Class A shares and after-tax returns for Class C and Institutional Class shares will vary.

Comment 4. The Staff notes that the Fund’s portfolio turnover is greater than 150% over the previous fiscal year. If the Fund is actively traded, please note this in the principal investment strategies section of the Prospectus.  If the Fund is not actively traded, please explain to the Staff why this high portfolio turnover rate is an aberration.

Response.  The Registrant has revised the last paragraph of the principal investment strategies section of the Prospectus to read as follows:

The Fund's adviser actively manages the Fund’s portfolio by seeking ~~seeks~~ to identify companies suitable for investment by using top-down economic analysis, and seeks to identify suitable value and growth companies by employing bottom-up fundamental analysis. The top-down approach utilizes macroeconomic analysis that evaluates a country's outlook for economic growth, inflation, interest rates, currency, regulatory framework and political stability.  In addition, this analysis evaluates the supply and demand trends for various industries.  The bottom-up approach utilizes fundamental valuation analysis that considers factors such as cash flow return on investments, returns on invested capital, health of balance sheets, strong competitive advantages, prospects for earnings growth, strength of management, sound financial management, sound accounting policies, and pricing flexibility.  The adviser, as part of its company evaluation, may set up onsite visits and meetings with corporate officers.  In some cases, the adviser will meet with a country's Central Bank representatives, at its discretion. ~~The adviser seeks to achieve the Fund's investment objective by buying and holding investments over a long investment period.~~  In general, the adviser will sell a security if it no longer meets the top-down or bottom-up investment criteria.

Statement of Additional Information:

Comment 5. On page 29 of the Statement of Additional Information, in regards to the discussion of the Fund’s 80% concentration policy, please include disclosure that the Fund will consider the concentration of underlying investment companies when considering compliance with their concentration policy.

Response. The Registrant has added the requested disclosure, as shown below:

The Fund has adopted a policy to invest at least 80% of its assets (defined as net assets plus the amount of any borrowing for investment purposes) in particular name-related investments, as defined in its then current Prospectus.  Under normal market conditions, the Fund invests at least 80% of its assets (defined as net assets plus any borrowing for investment purposes) in African, Frontier or Emerging market companies, securities issued by or guaranteed by African, Frontier or Emerging market governments, their agencies and instrumentalities, and African, Frontier or Emerging market multi-national organizations. The Fund will consider the holdings of underlying investment companies when considering its compliance with this policy.  Shareholders of the Fund will be provided with at least 60 days prior notice of any change in the Fund’s policy.  The notice will be provided in a separate written document containing the following, or similar, statement, in boldface type:  “Important Notice Regarding Change in Investment Policy.”  The statement will also appear on the envelope in which the notice is delivered, unless the notice is delivered separately from other communications to the shareholder.

* * * * *

The Registrant has authorized Thompson Hine LLP to convey to you that the Registrant acknowledges the following:

1.

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the staff;

2.

Staff comments or changes to disclosure in response to staff comments in a filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

3.

The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please call Chris Moore at (614) 469-3266 or JoAnn Strasser at (614) 469-3265.

Very truly yours,

/s/ Chris Moore

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